FORM 12B-25

            U.S. SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                                             SEC File No.:
000-49724
                                             CUSIP No.:
880777107

                    NOTIFICATION OF LATE FILING

       [ ] Form 10-KSB     [ ] Form 11-K    [ ]Form 20-F
               [X] Form 10-QSB     [ ] Form N-SAR


For Period Ended: March 31, 2004


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


PART I - REGISTRANT INFORMATION


     Full Name of Registrant: Atlantic Synergy, Inc.

     Former Name if Applicable: TerenceNet, Inc.

     Address of Principal Executive Office (Street and Number):
     6 Avenue A, Fort Pierce FL 34950

     City, State and Zip Code: Fort Pierce, FL 34950


PART II - RULES 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate).

[ ]       (a) The reasons described in reasonable detail in
Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)   The  subject annual report or semi-annual
report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be files on or before the fifth calendar day following the prescribed due date; and

[ ]       (c)   The accountant's statement or other exhibit
required  y Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE


     State below in reasonable detail the reasons why the
Form 10-KSB, 11-K, 20-F, 10-QSB or N-SAR or portion thereof
could not be filed within the   prescribed time period.

PART IV - OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification:

          Terence Channon       (772)           429-1401
          Stephen Day           (443)           864-8721
          ------------------------------------------------
             Name          (Area Code)   (Telephone Number)

     (2) Have all periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or
section 30 of  the Investment Company Act of 1940 during the
preceding 12   months or for such shorter period that the
registrant was required to file such report(s) been filed:
If the answer is not, identify report(s).

                                        [X] Yes    [ ] No

     (3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                        [ ] Yes    [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Atlantic Synergy, Inc has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 14, 2004
                              Atlantic, Synergy, Inc

                              By:   /s/ Terence Channon
                                   ----------------------
                                   Terence Channon
                                   President, President/CEO